Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Green Dot Corporation for the registration of class A common stock, preferred stock, debt securities, warrants, rights and units up to an aggregate amount of $100,000,000 and to the incorporation by reference therein of our reports dated March 3, 2025, with respect to the consolidated financial statements of Green Dot Corporation, and the effectiveness of internal control over financial reporting of Green Dot Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Los Angeles, California
August 11, 2025